Exhibit 18

March 16, 2007

Sequa Corporation

New York, NY

Ladies and Gentlemen:

We have audited the consolidated balance sheet of Sequa Corporation (the "Company") as of December 31, 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended, and have reported thereon under the date of March 16, 2007. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended December 31, 2006. As stated in Note 1 to those financial statements, the Company changed its method of accounting related to revenue recognition under its long-term material-by-the-hour and power-by-the-hour contracts. Previously, the Company had applied the Emerging Issues Task Force ("EITF") Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables". In the fourth quarter of 2006, the Company changed its accounting for these contracts to adopt a proportional performance model in accordance with Staff Accounting Bulletin ("SAB") Topic 13. The Company believes that this newly adopted accounting principle is preferable in the circumstances because it better reflects the Company's performance over the term of the contracts. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP